FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 17, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic licenses innovative betting games to Ladbrokes

World-leading online betting and gaming company signs three-year deal for

Bejeweled, Cubis and Jenga

August 17 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, announces that Ladbrokes PLC, a world-leader in the global betting and gaming market, has become the latest major licensee for the company’s suite of compelling online betting games.

Under the terms of a three year licensing agreement, CryptoLogic will provide at least three of its most popular betting games, Bejeweled, Cubis and Jenga, for inclusion on the Ladbrokesgames.com website.

The games are being deployed through Orbis Technology, a global platform solutions provider to the betting industry. The first game, Bejeweled, which is based on the popular puzzle game that has sold more than 25 million copies and been downloaded over 350 million times, has already gone live. Cubis, to be launched in the third quarter, is played in a three dimensional cube with smaller coloured cubes creating winning combinations which can lead to a maximum payout multiple per round of 50,000. . Jenga, based on the traditional household game involving a tower of blocks, will go live in the fourth quarter and gives players the chance to win up to 50,000 times their bet.

The deal takes the total number of CryptoLogic licensees to 25.

Brian Hadfield, President and CEO of CryptoLogic, said: “Ladbrokes is a highly respected brand in the betting industry and this licensing agreement not only consolidates CryptoLogic’s position as the world’s top developer of innovative content but is an important step towards our goal to return to profitability and long term growth.”

Paul Austin, Commercial Manager at Ladbrokes, commented: “At Ladbrokes we are always striving to deliver the best possible service for our customers. By signing this agreement with CryptoLogic, who are renowned for creating innovative betting games, Ladbrokes’ Games offering will remain at the cutting edge of the industry and our customers will have access to the best quality gaming content.”

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet with award winning games featuring some of the world’s most famous action and entertainment characters. Its licensees include many of the world’s best known Internet gaming brands including the “big four” international operators. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Ladbrokes

The Ladbrokes brand in the UK is synonymous with betting and gaming. Today the company, whose origins stretch back to 1886, employs over 16,000 people in five countries, making it the world’s largest fixed-odds betting company. In retail Ladbrokes is the leading bookmaker in the UK, Ireland and Belgium with over 2,600 owned and operated betting shops. It also operates betting facilities at most of the leading FA Premiership grounds and a number of leading racecourses, including Ascot. Ladbrokes has also launched a Joint venture operation in the Madrid region and now has over 70 outlets.

In addition to its extensive retail presence Ladbrokes is a world-leader in remote betting offering thousands of betting markets each day over the telephone and Internet. Its telephone betting service services over 100,000 active customers via call centres in London and Liverpool in the UK as well as in Kuala Lumpur, Malaysia. Over 750,000 active customers bet with Ladbrokes over the Internet at its world-leading Internet site Ladbrokes.com. Betting is available in 18 currencies and 18 languages. The site incorporates the highest levels of security commercially available to ensure a robust service is offered 24 hours a day, 365 days a year.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.